Filed by The Advisors Inner Circle Fund
                                                            Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                     Subject Fund: Forward Funds
                                                  Commission File No. 333-162817


                 ACCESSOR LIMITED DURATION U.S. GOVERNMENT FUND

                                 A series of the

                                  Forward Funds

                        433 California Street, 11th Floor
                             San Francisco, CA 94104
                                1 (415) 869-6300

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 11, 2009

To Shareholders of the Accessor Limited Duration U.S. Government Fund:

         NOTICE IS GIVEN THAT a special meeting of the shareholders (the "Special Meeting") of the Accessor Limited Duration U.S. Government Fund (the "Fund") of the Forward Funds (the "Trust"), will be held at 11 a.m. (Eastern time) on December 11, 2009 at the offices of SEI Investments, One Freedom Valley Drive, Oaks, Pennsylvania 19456 for the purpose of considering and voting upon:

         ITEM 1. A proposal to approve an Agreement and Plan of Reorganization by and among the Trust, Forward Management, LLC ("Forward Management"), The Advisors' Inner Circle Fund ("AIC") and Pennant Management, Inc., which provides for and contemplates: (1) the transfer of all of the assets and liabilities of the Fund to a corresponding series of AIC (the "AIC Fund") in exchange for Institutional class shares of the AIC Fund; (2) the distribution of Institutional class shares of the AIC Fund to the shareholders of the Fund; and (3) the subsequent liquidation and termination of the Fund.

         ITEM 2. Any other business properly brought before the Special Meeting.

         Item 1 is described in the Combined Proxy Statement/Prospectus. YOUR TRUSTEES UNANIMOUSLY RECOMMEND THAT YOU VOTE FOR THE PROPOSAL.

         Shareholders of record as of the close of business on October 1, 2009 are entitled to notice of, and to vote at, the Special Meeting or any adjournment(s) thereof.

         Complete materials relating to the Special Meeting, including the Combined Proxy Statement/Prospectus, will follow shortly. You will be requested to mark, date, sign and return promptly the proxy ballot(s) that is/are being solicited by the Trustees of the Trust and will be enclosed in those materials. This is important to ensure a quorum at the Special Meeting. You also may return proxies by touch-tone telephone voting. Proxies may be revoked by mail (addressed to the Secretary at the principal executive office of the Fund at the address for the Fund shown at the beginning of the Combined Proxy Statement/Prospectus), by executing a proxy bearing a later date, or by attending and voting at the meeting.

         AS SHAREHOLDERS OF THE FUND, YOU ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BOTH FUNDS AND THE PROPOSED REORGANIZATION. SHAREHOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN THEY ARE AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") ON THE SEC'S WEBSITE AT WWW.SEC.GOV. SHAREHOLDERS MAY ALSO ACCESS COPIES OF THE DOCUMENTS FILED WITH THE SEC ON-LINE AT WWW.ACCESSOR.COM.